EXHIBIT 99.4

For fiscal years ended December 31, 2018 and December 31, 2017, KPMG LLP and its affiliates were billed by Cameco Corporation and its subsidiaries the following fees:

	2018 ($)	% of total fees (%)	2017 ($)	% of total fees (%)
Audit fees
Cameco[1]	2,033,100	68.5	2,030,800	59.3
Subsidiaries[2]	709,800	23.9	864,900	25.3

Total audit fees	2,742,900	92.4	2,895,700	84.6

Audit-related fees
Translation services	—	—	—	—
Pensions and other	27,300	0.9	27,300	0.8

Total audit-related fees	27,300	0.9	27,300	0.8

Tax fees
Compliance	94,800	3.2	151,200	4.4
Planning and advice[3]	102,300	3.5	295,800	8.6

Total tax fees	197,100	6.7	447,000	13.0

All other fees
Other non-audit fees[4]	—	0.0	55,300	1.6

Total other non-audit fees	—	0.0	55,300	1.6

Total fees	2,967,300	100.0	3,425,300	100.0

[1]	Includes amounts billed for the audit of Cameco’s annual consolidated financial statements and the review of interim financial statements.
[2]	Includes amounts billed for the audit of Cameco’s subsidiary financial statements.
[3]	Includes amounts billed for transfer pricing advisory.
[4]	Includes amounts billed in 2017 related to Cameco’s I-4 Membership and ESTMA reporting.

Pre-Approval Policies and Procedures

As part of Cameco Corporation’s corporate governance practices, under its committee charter, the audit and finance committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit and finance committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco Corporation’s audit and finance committee or audit and finance committee chair, or in the absence of the audit and finance committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit and finance committee at its next meeting. The audit and finance committee has adopted a written policy to provide procedures to implement the foregoing principles. For each of the years ended December 31, 2018 and 2017, none of Cameco Corporation’s Audit-Related Fees, Tax Fees or All Other Fees made use of the de minimis exception to pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission.